Exhibit 12.1

Amerityre Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended June 30,					Nine Months ended March 31,
	2005	2004	2003	2002	2001	2006	2005
Available Earnings
Pretax income (loss) from continuing operations and interest expense	$(10,073,008)	$(4,721,255)	$(3,091,972)	$(2,526,208)	$(3,366,228)	$(4,063,836)	$(9,003,191)
Add interest portion of rent expense	—	—	—	—	—	—	—
Less capitalized interest	—	—	—	—	—	—	—

Available earnings (deficit) from continuing operations	$(10,073,008)	$(4,721,255)	$(3,091,972)	$(2,526,208)	$(3,366,228)	$(4,063,836)	$(9,003,191)

Fixed Charges
Interest expense incurred	$—	$—	$—	$203	$6,950	$—	$—

Amortization of debt expense	—	—	—	—	—	—	—

Rent expense	237,613	284,385	272,834	144,979	122,149	156,000	186,860
Interest portion of rent expense	—	—	—	—	—	—	—

Fixed charges	$—	$—	$—	$203	$6,950	$—	$—
Ratio of earnings to fixed charges	*	*	*	*	*	*	*

*Deficiency of fixed charge coverage	$(10,073,008)	$(4,721,255)	$(3,091,972)	$(2,526,411)	$(3,373,178)	$(4,063,836)	$(9,003,191)